                               INTERIM REPORT 2000

                              THIRD QUARTER REPORT

DEAR FELLOW SHAREHOLDERS

I am pleased to report that the third quarter of 2000 has been an excellent, and particularly exciting, one for Biovail. The Company once again reported record financial results, both for the quarter and the first nine months of the year. In addition, Biovail continued to achieve excellent growth in sales and moved forward with new product launches and its clinical trial program. The most exciting news, however, came on the business front. During the quarter, Biovail implemented a key element of its long-term strategy with the purchase of DJ Pharma, Inc. - a move that provides the Company with complete vertical integration of its operations in North America.

DJ PHARMA

The purchase of DJ Pharma, Inc., a pharmaceutical marketing company based in San Diego, California and Raleigh-Durham, North Carolina represents a significant milestone for Biovail. This transaction provides the Company with critical direct access to the huge United States pharmaceutical marketplace, and provides an infrastructure and sales force for the marketing of Biovail branded products.

DJ Pharma currently employs approximately 300 sales representatives and a professional management team, and generates significant sales revenues. It currently markets branded respiratory, allergy and skin/soft tissue infection products to high prescribing primary care physicians and pediatricians throughout the U.S. Since its inception in 1998, DJ Pharma has realized excellent growth.

The acquisition of this dynamic company builds on Biovail's stated strategy of developing a high calibre U.S. sales operation to complement our Canadian operation - Crystaal. It represents a major step towards maximizing the profitability of Biovail's NDA branded product pipeline, as well as products sourced through the newly formed Biovail Ventures Group.

PRODUCT SALES GROWTH

Sales continued to grow at record levels during the quarter. Tiazac-Registered Trademark- continues to perform well, and has achieved a 22% share of the U.S. diltiazem market. The Company's generic versions of Cardizem CD, Trental and Voltaren XR are also steadily gaining market share. Especially encouraging are the sales of the generic versions of the nonsteroidal anti-inflammatory Voltaren XR and the anti-hypertensive Adalat CC 30mg, both launched this year in the U.S. by our marketing partner,

Teva Pharmaceuticals. Published data already show a share of 53% and 24% respectively within the total markets for these products.

The performance of Crystaal, our Canadian marketing division, continues to improve quarter by quarter. With six products currently being marketed and four more in the approval or late stage development process, Crystaal is well positioned for steady growth.

In the United Kingdom, sales of Boots Healthcare International's Nurofen Meltlets (the first commercial product using Biovail's Flash Dose-Registered Trademark- technology) continue to grow, and the product has also been launched in Australia. This success bodes well for the future launch of other high volume Flash Dose-Registered Trademark- products.

NEW PRODUCTS

Late in the third quarter, Biovail received FDA approval for its generic version of Procardia XL, a once-daily treatment for hypertension and angina with annual U.S. sales of $461 million. The Biovail version is already in production, and Teva Pharmaceuticals has successfully launched this product. Biovail's generic version of Adalat CC 60mg, which was previously approved, will also be launched immediately in the U.S. following the expiration of the 30 month Waxmann-Hatch provision.

PRODUCT DEVELOPMENT

Towards the end of the quarter, the Company initiated Phase III clinical trials of a controlled-release once daily version of Tramadol, a leading product for the treatment of moderate to moderately-severe chronic pain. Tramadol is currently marketed in the U.S. by a division of Johnson & Johnson and is only available in an immediate-release multiple daily dose formulation. Annual U.S. sales of immediate release Tramadol are currently in excess of $475 million.

Phase III trials of Biovail's once daily controlled-release version of Buspirone are expected to be completed by the end of this year or early next year, and Phase III trials of the Company's once-daily version of the antidepressant Celexa continue to progress well, under the direction of our development partner H. Lundbeck. Biovail is also in late stage development of novel once-daily formulations of medications for the treatment of anxiety disorders. Progress is also being made in formulation, manufacturing scale up and the initiation of bioavailability studies on a number of promising products in our ANDA and Flash Dose-Registered Trademark- technology pipeline.

MANUFACTURING AND CRD

Biovail's manufacturing facilities in Manitoba, Virginia and Puerto Rico are operating at high levels of production and work is progressing towards the Company taking possession of its new manufacturing facility in Dorado, Puerto Rico.

The Contract Research Division continues to operate at record levels, performing studies for both Biovail and third parties. Volume has increased by 50% in both the quarter, and year-to-date.

STOCK SPLIT

Finally, the Board of Directors of Biovail approved a stock split on the basis of two common shares for each one common share held on September 30, 2000. This was the second two common shares for each one common share stock split since December 1999.

FINANCIAL RESULTS

The Company once again reported record financial results for the third quarter and nine months ended September 30, 2000. Total revenues for the third quarter increased by 99% to $88.7 million from $44.6 million in third quarter 1999. Net income for the third quarter increased by 140% to $38.9 million (excluding charges) from $16.2 million in 1999. Diluted earnings per share (excluding charges) increased by 69% to $0.27 per share on a post split basis (or $0.53 per share on a pre-split basis). Year-to-date revenues increased 82% to $196 million from $107.6 million in 1999, and net income and diluted earnings per share (excluding charges) increased by 116% and 53% respectively.

Note: As of January 1, 2000, Biovail started reporting its financial results in accordance with U.S. GAAP.

On behalf of the Board, I would like to thank the Company's employees for their contribution, and our shareholders for their ongoing support of our efforts.

/s/ Eugene Melnyk

Eugene Melnyk
Chairman of the Board

CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH U.S. GAAP

(ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                  SEPTEMBER 30,     December 31,
(UNAUDITED)                               2000             1999
---------------------------------------------------------------

ASSETS
CURRENT
  Cash and cash equivalents             $ 348,702       $ 178,086
  Short-term investments                   49,169          65,893
  Accounts receivable                      86,224          60,571
  Inventories                              23,533          12,701
  Assets held for disposal                      -          20,000
  Deposits and prepaid expenses             4,955           3,172
                                        -------------------------
                                          512,583         340,423

LONG-TERM INVESTMENTS                       2,071              12
PROPERTY, PLANT AND EQUIPMENT, net         48,834          45,300
OTHER ASSETS, net                          92,418          86,478
                                        -------------------------
                                        $ 655,906       $ 472,213
                                        =========================
LIABILITIES
CURRENT
  Accounts payable                      $  20,278       $  22,685
  Accrued liabilities                      27,090          31,107
  Income taxes payable                      8,364           3,585
  Customer prepayments                     10,467           4,962
  Deferred tax liability                      336             336
  Current portion of long-term debt           512          12,016
                                        -------------------------
                                           67,047          74,691

DEFERRED TAX LIABILITY                      4,447           4,698
CONVERTIBLE SUBORDINATED
  PREFERRED EQUIVALENT DEBENTURES         300,000               -
LONG-TERM DEBT                                  -         125,488
                                        -------------------------
                                          371,494         204,877
                                        -------------------------
SHAREHOLDERS' EQUITY
Common shares, no par value,
  unlimited shares authorized,
  129,831,000 and 124,392,000
  issued and outstanding at
  September 30, 2000 and
  December 31, 1999, respectively         478,055         373,962
Warrants                                    8,244           8,244
Warrant subscription receivable                 -          (2,287)
Deficit                                  (201,047)       (113,843)
Accumulated other
  comprehensive income (loss)                (840)          1,260
                                        -------------------------
                                          284,412         267,336
                                        -------------------------
                                        $ 655,906       $ 472,213
                                        =========================

CONSOLIDATED STATEMENTS OF LOSS
IN ACCORDANCE WITH U.S. GAAP

(ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                THREE MONTHS ENDED
                                                   SEPTEMBER 30,
(UNAUDITED)                                    2000               1999
----------------------------------------------------------------------
REVENUE
  Product sales                         $    50,296        $    28,730
  Research and development                   33,284             11,254
  Royalty and licensing                       5,113              4,637
                                        ------------------------------
                                             88,693             44,621
                                        ------------------------------
EXPENSES
  Cost of goods sold                         16,798              8,946
  Research and development                   22,713              7,699
  Selling, general and administrative        10,954              8,038
  Acquired research and development         141,500                  -
                                        ------------------------------
                                            191,965             24,683
                                        ------------------------------

OPERATING INCOME (LOSS)                    (103,272)            19,938
EQUITY LOSS                                       -            (57,142)
INTEREST INCOME (EXPENSE), net                3,102             (2,722)
                                        ------------------------------

LOSS BEFORE INCOME TAXES                   (100,170)           (39,926)
PROVISION FOR INCOME TAXES                    2,478              1,062
                                        ------------------------------

LOSS BEFORE EXTRAORDINARY ITEM             (102,648)           (40,988)
EXTRAORDINARY ITEM - Premium paid
  on early extinguishment of
  U.S. Dollar Senior Notes                        -                  -
                                        ------------------------------
NET LOSS                                $  (102,648)       $   (40,988)
                                        ==============================
BASIC LOSS PER SHARE
  Loss before extraordinary item        $     (0.79)       $     (0.42)
  Extraordinary item                              -                  -
                                        ------------------------------
  Net loss                              $     (0.79)       $     (0.42)
                                        ==============================
DILUTED LOSS PER SHARE
  Loss before extraordinary item        $     (0.79)       $     (0.42)
  Extraordinary item                              -                  -
                                        ------------------------------
  Net loss                              $     (0.79)       $     (0.42)
                                        ==============================
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
    Basic                               129,739,000         97,804,000
                                        ==============================
    Diluted                             146,377,000        101,668,000
                                        ==============================

CONSOLIDATED STATEMENTS OF LOSS
IN ACCORDANCE WITH U.S. GAAP

(ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,
(UNAUDITED)                                    2000               1999
----------------------------------------------------------------------
REVENUE
  Product sales                         $   126,289        $    66,271
  Research and development                   59,280             25,209
  Royalty and licensing                      10,426             16,139
                                        ------------------------------
                                            195,995            107,619
                                        ------------------------------
EXPENSES
  Cost of goods sold                         41,371             21,833
  Research and development                   48,421             19,482
  Selling, general and administrative        32,352             21,304
  Acquired research and development         141,500                  -
                                        ------------------------------
                                            263,644             62,619
                                        ------------------------------

OPERATING INCOME (LOSS)                     (67,649)            45,000
EQUITY LOSS                                       -            (57,142)
INTEREST INCOME (EXPENSE), net                5,219             (8,171)
                                        ------------------------------

LOSS BEFORE INCOME TAXES                    (62,430)           (20,313)
PROVISION FOR INCOME TAXES                    4,735              2,370
                                        ------------------------------

LOSS BEFORE EXTRAORDINARY ITEM              (67,165)           (22,683)
EXTRAORDINARY ITEM - Premium paid
  on early extinguishment of
  U.S. Dollar Senior Notes                  (20,039)                 -
                                        ------------------------------
NET LOSS                                $   (87,204)       $   (22,683)
                                        ==============================
BASIC LOSS PER SHARE
  Loss before extraordinary item        $     (0.52)       $     (0.23)
  Extraordinary item                          (0.16)                 -
                                        ------------------------------
  Net loss                              $     (0.68)       $     (0.23)
                                        ==============================
DILUTED LOSS PER SHARE
  Loss before extraordinary item        $     (0.52)       $     (0.23)
  Extraordinary item                          (0.16)                 -
                                        ------------------------------
  Net loss                              $     (0.68)       $     (0.23)
                                        ==============================
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING
    Basic                               128,285,000         97,804,000
                                        ==============================
    Diluted                             143,402,000        101,668,000
                                        ==============================

CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH U.S. GAAP

(ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
(UNAUDITED)                                                 2000           1999
-------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                             $ (87,204)     $ (22,683)
  Depreciation and amortization                           14,926          4,960
  Deferred income tax recovery                              (252)             -
  Acquired research and development                      141,500              -
  Extraordinary item                                      20,039              -
  Equity loss                                                  -         57,142
  Compensation cost for employee stock options                 -          1,350
                                                       ------------------------
                                                          89,009         40,769
Change in non-cash operating items:
  Increase in accounts receivable                        (26,361)        (5,174)
  Increase in inventories                                (10,975)        (3,432)
  Increase in deposits and prepaid expenses               (1,783)          (396)
  Increase (decrease) in accounts
    payable and accrued liabilities                      (12,714)         8,999
  Increase in income taxes payable                         3,526          1,026
  Increase in customer prepayments                         5,505         12,927
                                                       ------------------------
                                                         (42,802)        13,950
                                                       ------------------------
                                                          46,207         54,719
                                                       ------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment, net        (11,074)        (5,281)
  Investment in IPL Acquireco 2000 Ltd.                 (141,500)             -
  Maturity of short-term investments, net                 16,725              -
  Acquisition of long-term investments, net               (2,273)             -
  Proceeds from assets held for disposal                  20,000              -
  Decrease in other assets                                   333              -
  Investment in Fuisz Technologies Ltd.                        -        (77,479)
  Acquisition of product rights                                -         (2,203)
  Repayment of executive stock purchase plan loans             -            719
                                                       ------------------------
                                                        (117,789)       (84,244)
                                                       ------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares                              104,093          2,985
  Repurchase of common shares                                  -        (30,593)
  Issuance of Convertible Subordinated Preferred
    Equivalent Debentures, net of financing costs        288,500              -
  Repurchase of U.S. Dollar Senior Notes                (141,017)             -
  Reduction in other long-term debt                      (11,432)          (667)
  Collection of warrant subscription receivable            2,287          2,383
                                                       ------------------------
                                                         242,431        (25,892)
                                                       ------------------------
EFFECT OF EXCHANGE RATE CHANGES
  ON CASH AND CASH EQUIVALENTS                              (233)            76
                                                       ------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         170,616        (55,341)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD           178,086         78,279
                                                       ------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD               $ 348,702      $  22,938
                                                       ========================

SHAREHOLDER INFORMATION

HEAD OFFICE
Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

BY MAIL:
Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

BY PHONE:              BY FAX:
(416) 285-6000         (416) 285-6499

BY E-MAIL:             BY WEB:
ir@biovail.com         www.biovail.com


CORPORATE INFORMATION

TRADING SYMBOLS               REGISTRARS AND
Common Shares:   BVF          TRANSFER AGENTS
Common Share                  CIBC Mellon Trust Company
  Warrants:      BVF_w        Toronto, Canada
Convertible                   ChaseMellon Shareholder
  Subordinated                Services
  Preferred                   New York, New York
  Equivalent
  Debentures:    BVF_p

THE FOLLOWING WORDS AND LOGOS ARE TRADEMARKS FOR THE COMPANY AND MAY BE REGISTERED IN CANADA, THE UNITED STATES AND CERTAIN OTHER JURISDICTIONS:
BIOVAIL, TIAZAC-REGISTERED TRADEMARK-, VIAZEM, CEFORM-REGISTERED TRADEMARK-, FLASH DOSE-REGISTERED TRADEMARK-, SHEARFORM-REGISTERED TRADEMARK- AND CRYSTAAL.

TO THE EXTENT ANY STATEMENTS MADE IN THIS REPORT CONTAINS INFORMATION THAT IS NOT HISTORICAL, THESE STATEMENTS ARE ESSENTIALLY FORWARD-LOOKING. AS SUCH, THEY ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING THE DIFFICULTY OF PREDICTING FDA AND TPP APPROVALS, ACCEPTANCE AND DEMAND FOR NEW PHARMACEUTICAL PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, NEW PRODUCT DEVELOPMENT AND LAUNCH, RELIANCE ON KEY STRATEGIC ALLIANCES, AVAILABILITY OF RAW MATERIALS, THE REGULATORY ENVIRONMENT, FLUCTUATIONS IN OPERATING RESULTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.